Context Therapeutics Inc.
2001 Market Street, Suite 3915, Unit #15
Philadelphia, Pennsylvania 19103
November 14, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Context Therapeutics Inc. Registration Statement on Form S-3 File No. 333-268266
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Context Therapeutics Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 16, 2022, or as soon as practicable thereafter.
If you have any questions or require additional information, please contact Walter J. Mostek, Esq. of Faegre Drinker Biddle & Reath LLP at (215) 988-3330. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CONTEXT THERAPEUTICS INC.

By:	/s/ Martin Lehr
Martin Lehr Chief Executive Officer

cc:	Jennifer Minai-Azary, Chief Financial Officer, Context Therapeutics Inc. Alex Levit, Chief Legal Officer, Context Therapeutics Inc. Walter J. Mostek, Esq., Faegre Drinker Biddle & Reath LLP